November 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Joshua Shainess

       Special Counsel

       Office of Mergers and Acquisitions

Re:	Cellular Biomedicine Group, Inc.
Schedule 13E-3
Filed October 9, 2020 by Cellular Biomedicine Group, Inc. et al
File No. 005-82437
Preliminary Proxy Statement on Schedule 14A
Filed October 9, 2020
File No. 001-36498

Dear Mr. Shainess:

On behalf of Cellular Biomedicine Group, Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 2, 2020 (the “Comment Letter”) to (1) the Schedule 13E-3 (File No. 005-82437) filed by the Company, CBMG Holdings, CBMG Merger Sub Inc., Yunfeng Fund III, L.P., Yunfeng Investment III, Ltd., Yunfeng Capital Limited, TF Capital Ranok Ltd., TF Capital Fund III L.P., Winsor Capital Limited, Tony (Bizuo) Liu, Yihong Yao, Li (Helen) Zhang, Chengxiang (Chase) Dai, Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, Sailing Capital Overseas Investments Fund, L.P., Sailing Capital Overseas Investments GP, Ltd., OPEA SRL, Maplebrook Limited, Full Moon Resources Limited, Viktor Pan, Zheng Zhou, Novartis AG and Novartis Pharma AG (the “Schedule 13E-3”) and (2) the Preliminary Proxy Statement on Schedule 14A (File No. 001-36498) filed by the Company (the “Preliminary Proxy Statement”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, each comment contained in the Staff’s letter is reprinted below and is followed by our response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Preliminary Proxy Statement.

Concurrently with this letter, the Company is filing an amendment to the Schedule 13E-3 and an amendment to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), and we will separately furnish to the Staff copies of such amendments marked to show changes made to the Schedule 13E-3 and Preliminary Proxy Statement as filed on October 9, 2020. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

November 17, 2020

Preliminary Proxy Statement

Notice of Special Meeting

1.

With respect to your potential holding of the special meeting solely by means of remote communication, please confirm that you will include information describing how shareholders may access, participate in, and vote at any such virtual meeting. Additionally, advise us of how much notice you anticipate being able to provide shareholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the letter to stockholders, the notice of special meeting of stockholders and on pages 7, 23 and 123 of Amendment No. 1.

Summary Term Sheet

Required Vote, page 7

2.

In your next filing, please fill in the blanks regarding the number of shares owned by the Company’s stockholders other than the Participants and their respective affiliates and the number of shares that must be voted by such stockholders in favor of the Merger Agreement Proposal in order for the Merger Agreement Proposal to be approved.

Response:

The Company respectfully submits to the Staff that the Board has not declared a record date at this time. Accordingly, certain information that would only be available on the record date has not been provided in Amendment No. 1. Information that has been omitted from Amendment No. 1 will be provided in subsequent filings at or prior to the filing and dissemination of the Definitive Proxy Statement as such information becomes available.

The Company supplementally advises the Staff that, at the close of business on November 9, 2020, 9,125,890 shares of Common Stock owned by the Company’s stockholders other than the Participants and their respective affiliates were outstanding, and, if November 9, 2020 were declared the record date for the special meeting, 4,562,946 shares of Common Stock owned by such stockholders other than the Participants and their respective affiliates would be required to be voted in favor of the Merger Agreement Proposal in order for the Merger Agreement Proposal to be approved.

November 17, 2020

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger

Recommendation of the Board of Directors, page 66

3.

Please revise to expressly state, if true, that the Board produced the fairness determination on behalf of the Company. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 69 of Amendment No. 1.

4.

When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to clarify whether or not the Board, on behalf of the Company, adopted the Special Committee’s analysis as to the fairness determinations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 69 of Amendment No. 1.

5.

Refer to our comment above. We note that the Special Committee lists as a factor the fairness opinion provided by Jefferies. Clarify whether or not the Company has adopted the analysis underlying the Jefferies fairness opinion as its own, or alternatively, describe the Company’s own analysis of the report.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 69 of Amendment No. 1.

Opinion of Jefferies LLC

Jefferies Materials, page 70

6.	With respect to the “Premiums Paid” analysis in the August 2020 Jefferies report, please identify the 49 selected transactions involving U.S. listed Chinese Acquisition transactions.

November 17, 2020

Response:

The Company respectfully submits to the Staff that the summary of the Premiums Paid Analysis set forth on page 73 of Amendment No. 1 summarizes the analysis of the implied premiums paid or proposed to be paid in 49 selected merger and acquisition transactions involving U.S. listed Chinese acquisition transactions announced since January 1, 2015 (the “Premiums Paid Analysis”) set forth on page 16 of the Presentation of Jefferies LLC to Special Committee dated August 10, 2020 (included as Exhibit (c)(4) to the Schedule 13E-3) (the “August 10, 2020 Presentation”).

The Company supplementally advises the Staff that the identities of the transactions reviewed in connection with the Premiums Paid Analysis were not individually identified in the August 10, 2020 Presentation or in the other presentations to the Special Committee from its financial advisor, and were not otherwise provided to the Special Committee. In addition, the Premiums Paid Analysis did not form the basis for Jefferies’ opinion but rather was shown for informational purposes as noted in the August 10, 2020 Presentation. Instead, the Premiums Paid Analysis was intended to provide a broader informational perspective on premiums paid in transactions based on the selection criteria referenced above and in the August 10, 2020 Presentation. In that regard, the Premiums Paid Analysis included only summary statistics related to the analysis, noting the median, 25th and 75th percentile of the premiums paid and the Premiums Paid Analysis as described in the August 10, 2020 Presentation did not individually identify each of the 49 selected transactions.

Consequently, the Company respectfully submits to the Staff that the existing disclosures of the summary statistics related to the Premiums Paid Analysis set forth on page 73 of Amendment No. 1 provide a complete summary of the information that was presented to the Special Committee in the August 10, 2020 Presentation, and that additional disclosure not provided to the Special Committee should not be required to be disclosed in Amendment No. 1.

Miscellaneous, page 72

7.

The background to the merger section contains references to prior relationships between Jefferies and members of the Buyer Consortium and the Company, but you do not disclose any material relationship that existed during the past two years between Jefferies and the Company or its affiliates, or any compensation received as a result of such relationship. Please advise us why additional disclosure of the relationships discussed in the background section is not required pursuant to Item 1015(b)(4) of Regulation M-A.

Response:

The Company supplementally advises the Staff that, as disclosed on page 74 of Amendment No. 1, during the two years prior to the date of its opinion, Jefferies did not receive any fees from the Company, Parent or any of the Participants for financial advisory or financing services.

November 17, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 39 and 57 of Amendment No. 1.

Certain Company Forecasts, page 73

8.

Refer to the discussion in the first full paragraph on page 73 regarding the updated assumptions made in the July Management Forecasts, which were the management forecasts that the Special Committee instructed Jefferies to use. Please provide specificity as to how the probability of success and product development delays differed from the March Management Forecasts, along with any other material changes.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 77

9.

We note disclosure of the position of the Consortium Filing Persons and the Novartis Filing Persons as to the fairness of the merger. Item 1014(a) requires that the fairness determination address the Rule 13e-3 transaction, not just the merger. Please revise to address not only the merger, but the transactions contemplated by the Merger Agreement such that the entirety of the Rule 13e-3 transaction is addressed. Please also make corresponding changes to the other filing persons’ disclosures as appropriate.

Response:

In response to Staff’s comment, based on information provided by the Consortium Filing Persons and the Novartis Filing Perons, the Company has revised the disclosure on pages 10, 79 through 82, 84, 86 and 88 of Amendment No. 1.

10.

We note that as one of the factors relied upon for determining fairness, the Consortium Filing Persons listed the condition that the going private proposal included a non-waivable condition requiring the approval of the proposal by the Company’s stockholders other than the members of the buyer consortium and their respective affiliates. The disclosure states that the Consortium Filing Persons considered this to be “equivalent to a requirement that the Merger Agreement be adopted by the unaffiliated security holders.” Please explain how the Consortium Filing Persons concluded that such approval was equivalent, given that the staff considers officers and directors of the subject company to be affiliates. If true, please revise to affirmatively state that the transaction was not structured so that approval of at least a majority of unaffiliated security holders would be required.

November 17, 2020

Refer to Item 1014(c) and note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

Response:

The Consortium Filing Persons acknowledge that the stockholders approval requirement contemplated under the Merger Agreement is not the same as a requirement that the Merger Agreement be adopted by the holders of a majority of the shares of Common Stock held by unaffiliated security holders, and that the transactions contemplated by the Merger Agreement, including the Merger, are not conditioned upon the approval of holders of at least a majority of the shares of Common Stock held by unaffiliated security holders. Nevertheless, the Consortium Filing Persons believe that the requirement in the Merger Agreement that it must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock held by stockholders entitled to vote thereon excluding the votes of the Participants and their respective affiliates (in addition to the approval of holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon) is a close approximation of the foregoing requirement given that the executive officers and directors of the Company other than the Participants and their respective affiliates (i.e., executive officers other than the Management Rollover Stockholders and directors other than Tony (Bizuo) Liu, Darren O’Brien and Hansheng Zhou) directly own approximately 2.1% of the outstanding voting power of the Company.

Accordingly, the disclosure on page 83 of Amendment No. 1 has been revised.

Novartis Filing Persons’ Position, page 82

11.

We note that the Novartis Filing Persons did not themselves undertake a formal evaluation of the fairness of the transaction, nor did they engage a financial advisor to provide any analysis or opinion. Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3 require the filing persons to express and explain a view as to the fairness of a going-private transaction to unaffiliated security holders of the subject company. It is not clear how the Novartis Filing Persons can satisfy this obligation without undertaking any analysis. Furthermore, we are unable to locate any disclosure regarding the Novartis Filing Persons’ adoption of another filing person’s analysis. Please revise or advise.

Response:

In response to Staff’s comment, the disclosure on page 87 of Amendment No. 1 has been revised.

Detriments of the Merger for the Unaffiliated Security Holders, page 88

November 17, 2020

12.	Please include a reasonably detailed discussion of the detriments of the transaction to unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

Response:

In response to Staff’s comment, the disclosure on pages 90 through 91 of Amendment No. 1 has been revised.

Financing for the Merger, page 98

13.

Please clarify whether any of the $210 million in potential equity financing commitments is contingent upon any of the Equity Investors acquiring funds through other debt arrangements, and if so, describe these indirect borrowings. Refer to Item 1007(d) of Regulation M-A.

Response:

In response to Staff’s comment, the Company respectfully submits that, based on information provided by the Equity Investors, the equity financing commitments will not be contingent upon any of the Equity Investors acquiring funds through any debt financing, indirect borrowings or any other debt arrangements.

* * *

If you have any questions concerning the Schedule 13E-3 or the Preliminary Proxy Statement or require any additional information, please do not hesitate to contact the undersigned at (212) 819-7900 or Chang-Do Gong at (212) 819-7808.

Best regards,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	Andrew Chan, Cellular Biomedicine Group, Inc.
Chang-Do Gong, White & Case LLP
William Fong, White & Case LLP
Nima Amini, O’Melveny & Myers LLP